# UNITED STATES

## SECURITIES AND EXCHANGE COMMISSION

### Washington, D.C. 20549

## FORM 8-K

## CURRENT REPORT

### Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 7, 2006

## HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

| California | 000-23877 | 77-0469558 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |
| 150 Almaden Boulevard, San Jose, California | | 95113 |
| (Address of principal executive offices) | | (Zip Code) |

Registrant's telephone number, including area code: (408) 947-6900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-2 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**ITEM 2.02 RESULTS OF OPERATION AND FINANCIAL CONDITION**

On February 13, 2006, Heritage Commerce Corp issued a press release announcing preliminary results for the year ended December 31, 2005. A copy of the press release is attached as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

**ITEM 8.01 OTHER EVENT**

On February 7, 2006, the Company's Board of Directors declared a $0.05 per share quarterly cash dividend for the quarter ended December 31, 2005. The dividend will be paid on March 15, 2006, to shareholders of record on February 20, 2006.

On February 7, 2006, the Company's Board of Directors authorized the repurchase of up to $10 million of common stock through June 30, 2007. Shares may be repurchased in open market purchases or in privately negotiated transactions as permitted under applicable rules and regulations. The repurchase program, which will be financed by available cash, may be modified, suspended or terminated by the Board of Directors at any time without notice. The extent to which the Company repurchases its shares and the timing of such repurchase will depend upon market conditions and other corporate considerations.

A copy of the press release is attached as Exhibit 99.2 to this Current Report and is incorporated herein by reference.

**ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.**

(D) Exhibits.

99.1  Press Release, dated February 13, 2006, entitled "Heritage Commerce Corp Reports Record Results in 2005"
99.2  Press Release, dated February 13, 2006, entitled "Heritage Commerce Corp Approves Cash Dividend and Stock Repurchase Program"

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**SIGNATURES**


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 13, 2006

Heritage Commerce Corp

By: /s/ Lawrence D. McGovern
Name: Lawrence D. McGovern
Executive Vice President and Chief Financial Officer

By: /s/ Walter T. Kaczmarek
Name: Walter T. Kaczmarek
Chief Executive Officer

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**INDEX TO EXHIBITS**


| EXHIBIT NO. | DESCRIPTION |
| --- | --- |
| 99.1 | Press Release, dated February 13, 2006, entitled "Heritage Commerce Corp Reports Record Results in 2005" |
| 99.2 | Press Release, dated February 13, 2006, entitled "Heritage Commerce Corp Approves Cash Dividend and Stock Repurchase Program" |